UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

SALARIED SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

6400 Poplar Avenue

Memphis, TN 38187

Telephone: (901) 419-7000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements as of and for the year ended December 31, 2008 and, in our opinion, is fairly stated in all material respects when considered in relation to the 2008 basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Memphis, TN

June 29, 2009

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

(Amounts in thousands)

	2008	2007
ASSETS:
Investments, at fair value — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6):
Participant-directed investments	$2,294,033	$3,309,072
Participant loans	54,446	56,154

Total investments — Plan interest in Master Trust	2,348,479	3,365,226

Receivables:
Participants’ contributions	4,392	4,525
Employer’s contributions	2,788	2,349

Total receivables	7,180	6,874

LIABILITIES:
Accrued expenses	(1,129)	(805)
Excess contributions payable	(35)	(6)

Total liabilities	(1,164)	(811)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	2,354,495	3,371,289

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	96,021	354

NET ASSETS AVAILABLE FOR BENEFITS	$2,450,516	$3,371,643

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in thousands)

	2008	2007
ADDITIONS:
Contributions:
Participants’ contributions	$99,131	$102,588
Employer’s contributions	46,308	48,623

Total contributions	145,439	151,211

Investment income (loss) — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6)	(835,652)	203,128
Other income	860	—
Net transfers from other plans (Note 8)	20,597	1,456

Total additions	(668,756)	355,795

DEDUCTIONS:
Benefits paid to participants	249,138	362,075
Administrative expenses	3,233	3,710

Total deductions	252,371	365,785

NET DECREASE	(921,127)	(9,990)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,371,643	3,381,633

End of year	$2,450,516	$3,371,643

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or investment elections.

Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan.

Company Matching Contributions—The Company matches all participant contributions at 70% on the first 4% of participant contributions and 50% on the next 4% of participant contributions.

Retirement Savings Account—The Company makes a Retirement Savings Account (“RSA”) contribution equal to 2.75% of compensation for employees hired on or after July 1, 2004.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions and RSA contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants.

Prior to April 1, 2008, Company matching contributions were invested 50% in the Company Stock Fund and 50% as directed by the participant into the various investment options offered by the Plan, and participants were able to immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options. Effective April 1, 2008, Company matching contributions are invested in accordance with the participant’s investment direction applicable to participant contributions.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of service.

Participants also are fully vested in their Company contribution accounts, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 5.0% to 10.5% at December 31, 2008 and 2007, respectively. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan.

Effective January 1, 2008, a loan initiation fee of $50 will be charged to the participant’s account for each new loan requested.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70-1/2.

The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (“IRA”) unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Administrative Expenses—All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $19,165 and $19,372, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2008 and 2007, employer contributions were reduced by approximately $3,108,000 and $1,385,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. The benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (Note 3). If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and are not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain non-discrimination tests and/or contribution limits defined under the Code are not satisfied. Approximately $5,000 and $6,000 of contributions were refundable for the years ended December 31, 2008 and 2007, respectively, to Plan participants whose annual additions to the Plan exceeded the Code 415 limits and are included in excess contributions payable in the accompanying statements of net assets available for benefits. During 2008, the Plan did pass the non-discrimination requirements of Code Section 401(k) and 401(m) (ADP and ACP Tests) for employees eligible to participate in the Plan. However, the two plans merged into the Plan as of December 31, 2008, the International Paper Company Salaried Savings Plan for CBPR Employees and the Central Lewmar LLC 401(k) Savings Plan, did not pass their non-discrimination tests, and there was one participant in the Central Lewmar LLC 401(k) Savings Plan who contributed before-tax contributions in excess of the Code 402(g) limit. As a result, for the year ended December 31, 2008, approximately $30,000 of contributions were refundable to certain participants in the two merged plans and are included in excess contributions payable in the accompanying 2008 statement of net assets available for benefits.

Derivatives—Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure—To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•

To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management—Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.

Securities Lending—Beginning in 2008, International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.

During 2008, State Street lent, on behalf of the Company, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities.

State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no failures by any borrowers to return loaned securities or pay distributions thereon during 2008, other than a default by Lehman Brothers Inc. which occurred in September. There were no losses during 2008 resulting from a default of the borrowers, inclusive of Lehman Brothers Inc., or of State Street.

The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool. As of December 31, 2008, such investment pool had an average duration of 36 days and an average weighted final maturity of 470 days. On December 31, 2008, International Paper had no credit risk exposure to borrowers.

New Accounting Pronouncements—The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 4). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Statement 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Disclosures About Derivative Instruments and Hedging Activities—FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, was issued March 19, 2008, and will be effective for fiscal years beginning after November 15, 2008. FASB Statement 161 expands the disclosures required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, about an entity’s derivative instruments and hedging activities. The Plan is currently evaluating the provisions of FASB Statement 161 and their impact on the Plan’s financial statements.

3.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2008 and 2007, are summarized as follows (in thousands):

	2008	2007
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$185,359	$422,869

RIC Master Trust Investment Account:
Conservative Smartmix Fund	57,294	70,359
Moderate Smartmix Fund	221,093	334,873
Aggressive Smartmix Fund	137,435	232,613
Cash	12,318	2,253

Total RIC Master Trust Investment Account	428,140	640,098

Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $18,324 in 2008)	97,721	102,358
Emerging Market Fixed Income Pool (securities on loan $140 in 2008)	32,556	46,428
Emerging Market Equity Pool	91,359	290,755
High Yield Bond Pool (securities on loan $3,081 in 2008)	18,280	22,868
Non-U.S. Developed Equity Pool (securities on loan $13,964 in 2008)	98,212	210,391
U.S. Small Cap Pool (securities on loan $30,506 in 2008)	77,652	144,419
U.S. Mid Cap Pool (securities on loan $20,375 in 2008)	90,770	167,481
U.S. Large Cap Pool (securities on loan $15,145 in 2008)	381,322	707,844

Total Commingled Investment Group Trust
Master Trust Investment Accounts	887,872	1,692,544

Open Brokerage Window	59,612	86,407

SSGA FDS Money Market Fund	—	837

Participant loans	107,657	110,956

Stable Value Fund Master Trust Investment Account	1,421,130	1,416,767

Total investments, fair value	3,089,770	4,370,478

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	132,528	494

Total assets, contract value	3,222,298	4,370,972

Collateral Held	104,567	—

Total Master Trust assets	3,326,865	4,370,972

Liability to return collateral held under securities lending agreements	104,567	—

Total liabilities	104,567	—

Total Master Trust net assets	$3,222,298	$4,370,972

Plan interest in the Master Trust, at fair value	$2,348,479	$3,365,226

Plan interest in the Master Trust as a percentage of total	76%	77%

The net investment (loss) income of the Master Trust for the years ended December 31, 2008 and 2007, is summarized below (in thousands):

	2008	2007
Master Trust investment income:
Net (depreciation) appreciation of investments at fair value:
Company Stock Fund Master Trust Investment Account	$(282,850)	$(7,257)
RIC Master Trust Investment Account:
Conservative Smartmix Fund	(10,997)	2,599
Moderate Smartmix Fund	(88,479)	19,071
Aggressive Smartmix Fund	(75,408)	13,205
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $49 in 2008)	(7,289)	5,115
Emerging Market Fixed Income Pool (securities on loan $9 in 2008)	(7,312)	2,537
Emerging Market Equity Pool	(136,856)	70,294
High Yield Bond Pool (securities on loan $26 in 2008)	(4,614)	805
Non-U.S. Developed Equity Pool (securities on loan $230 in 2008)	(86,385)	7,372
U.S. Small Cap Pool (securities on loan $675 in 2008)	(53,016)	6,474
U.S. Mid Cap Pool (securities on loan $479 in 2008)	(61,894)	7,872
U.S. Large Cap Pool (securities on loan $260 in 2008)	(273,095)	36,527
Open Brokerage Window	(38,194)	6,196
Net depreciation of investments at contract value - Stable Value Fund Master Trust Investment Account	(4,307)	(4,030)

Total net (depreciation) appreciation	(1,130,696)	166,780

Interest and dividends:
Company Stock Fund Master Trust Investment Account	13,758	13,442
RIC Master Trust Investment Account:
Conservative Smartmix Fund	38	83
Moderate Smartmix Fund	278	424
Aggressive Smartmix Fund	437	1,091
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	18	1
Emerging Market Fixed Income Pool	8	—
Emerging Market Equity Pool	3	2
High Yield Bond Pool	6	—
Non-U.S. Developed Equity Pool	66	2
U.S. Small Cap Pool	219	1
U.S. Mid Cap Pool	150	2
U.S. Large Cap Pool	105	7
Participant loans	8,719	8,562
Stable Value Fund Master Trust Investment Account	78,104	76,292

Total interest and dividends	101,909	99,909

Total Master Trust investment (loss) income	$(1,028,787)	$266,689

Investment income (loss) — Plan interest in Master Trust	$(835,652)	$203,128

4.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities traded in an active market. Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. The fair values listed below exclude $5,618,000 of uninvested cash, receivables, payables and funds transferred from other plans that are included in the Master Trust assets at December 31, 2008 totaling $3,089,770,000 reflected in Note 3.

Master Trust Assets

Fair Value Measurements as of December 31, 2008 (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$500,045	$709,808	$231,887	$1,441,740

Cash equivalents	—	21,088	—	21,088

Fixed Income	20,606	1,596,377	1,077	1,618,060

Options	(75)	—	(47)	(122)

Futures	2,286	1,143	—	3,429

Swaps	—	—	(43)	(43)

Total Master Trust	$522,862	$2,328,416	$232,874	$3,084,152

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Level 3 Master Trust Assets

	Equities	Fixed Income	Options	Swaps	Total
Beginning balance — January 1, 2008	$143,379	$875	$82	$—	$144,336

Realized gains (losses)	1,763	3	44	(17)	1,793
Unrealized gains (losses)	(16,183)	(233)	(89)	(43)	(16,548)
Purchases, issuances, and settlements	102,762	432	(130)	17	103,081
Transfers in and/or out of Level 3	166	—	46	—	212

Ending balance — December 31, 2008	$231,887	$1,077	$(47)	$(43)	$232,874

5.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant distributions and administrative expenses. The investment contract portfolio is managed by Deutsche Asset Management. The contracts are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant distributions and administrative expenses. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

The investment contracts are classified as either guaranteed investment contracts (“GIC”) or synthetic investment contracts (“SIC”). A SIC differs from a GIC in that the Plan owns the assets underlying the investments of a SIC. The bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the duration of the SIC. The underlying investments of the SIC are stated at their fair value and determined by Deutsche Asset Management based on quoted market prices. The fair value of the wrapper contracts are estimated by converting the basis points assigned to the wrap fees into dollars. The investment contract portfolio is valued based on the contract value of the contracts held in aggregate by the portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust was approximately $1.4 billion at December 31, 2008 and 2007, respectively, and is included in the Stable Value Fund Master Trust Investment Account in the summary of the net assets of the Master Trust in Note 3. The contract value of the investment contracts held by the Master Trust was approximately $ 1.6 billion at December 31, 2008 and 2007, respectively. The average yield earned by the entire fund for the years ended December 31, 2008 and 2007, was 7.37% and 5.94%, respectively. The average yield earned by the entire fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2008 and 2007, was 5.23% and 5.32%, respectively. This average yield is calculated by dividing the annualized earnings credited to participants in the fund by the fair value of all investments in the fund.

In addition to investment contracts, the investment contract portfolio includes a State Street money market fund that had an aggregate fair value of approximately $70 million and $25 million at December 31, 2008 and 2007, respectively.

6.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $950,000 and $1,090,000 for the years ended December 31, 2008 and 2007, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 51,600,000 and 44,800,000 shares, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $142,662,719 and $338,805,627, respectively. The Plan recorded dividend income of $10,865,662 and $10,932,319 for the years ended December 31, 2008 and 2007, respectively.

7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSFERS FROM OTHER PLANS

The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.

On August 4, 2008, the Company acquired the assets of Weyerhaeuser Company’s Containerboard Packaging and Recycling (“CBPR”) business. For the period of August 4, 2008 through December 31, 2008, eligible salaried CBPR employees participated in the International Paper Company Salaried Savings Plan for CBPR Employees. This short-period plan was merged into the International Paper Company Salaried Savings Plan on December 31, 2008.

International Paper also acquired Central Lewmar, LLC, and merged eligible participant balances of the Central Lewmar LLC 401(k) Savings Plan into the International Paper Company Salaried Savings Plan on December 31, 2008.

The following table summarizes the net transfers from other plans during 2008 and 2007 (in thousands):

	2008	2007
International Paper Company Hourly Savings Plan—net transfers due to changes in employment status	$3,749	$1,456

International Paper Company Salaried Savings Plan for CBPR Employees merged into the Plan December 31, 2008	10,575	—

Central Lewmar LLC 401(k) Savings Plan, portion merged into the Plan December 31, 2008	6,273	—

Total net transfers from other plans	$20,597	$1,456

9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

10.	RECONCILIATION TO THE FORM 5500

For the years ended December 31, 2008 and 2007, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2008	2007
Net assets available for benefits:
Participant-directed investments, at fair value	$2,294,033	$3,309,072

Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	96,021	354

Less participant brokerage accounts	(48,749)	(69,295)

Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$2,341,305	$3,240,131

11.	SUBSEQUENT EVENT

Effective March 1, 2009, Company matching contributions are invested 100% in the Company Stock Fund, and participants may immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options. The Company is making Company matching contributions to the Plan in shares of stock rather than in cash.

* * * * * *

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Various participants	Participant loans at interest rates of 5.0% to 10.5%, maturing through December 2018	*	*	$54,445,720
	American Century Brokerage	Participant brokerage accounts	*	*	48,749,205

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 29, 2009
Memphis, TN